UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 ) (1)

                          IPC Information Systems, Inc.
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                                (NAME OF ISSUER)

                     Common Stock, par value $0.01 per share
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                         (TITLE OF CLASS OF SECURITIES)

                                    44980K107
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                                 (CUSIP NUMBER)

       Daniel Utevsky, Esq., Vice President, General Counsel and Secretary
                          IPC Information Systems, Inc.
                       Wall Street Plaza, 88 Pine Street,
                     New York, New York 10005 (212) 825-9060
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                 April 30, 1998
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued On Following Pages)

                               (Page 1 of 4 Pages)


--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  44980K107                                          Page 2 of 4 Pages

1.       NAME OF REPORTING PERSON...........................Peter J. Kleinknecht
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON..........###-##-####
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                        (b) / /
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS*
         N/A
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                             / /
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
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NUMBER                                      7.       SOLE VOTING POWER
OF                                                   0
SHARES                   -------------------------------------------------------
BENEFICIALLY                                8.       SHARED VOTING POWER
OWNED                                                0
BY                       -------------------------------------------------------
EACH                                        9.       SOLE DISPOSITIVE POWER
REPORTING                                            0
PERSON                   -------------------------------------------------------
WITH:                                       10.      SHARED DISPOSITIVE POWER
                                                     0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                        /  /
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%
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14.      TYPE OF REPORTING PERSON*
         IN

                                (Page 2 of 4 Pages)

                                  SCHEDULE 13D

                    AMENDMENT NO. 4 FOR PETER J. KLEINKNECHT

         This Amendment No. 4 to Schedule 13D relating to the common stock, par value $.01 per share, of IPC Information Systems, Inc. (the "Company") ("Common Stock") is being filed by Peter J. Kleinknecht pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934 to amend Schedule 13D originally filed October 13, 1994, as amended by Amendment No. 1 filed October 20, 1995, Amendment No. 2 filed December 30, 1997 and Amendment No. 3 filed April 23, 1998. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth on Schedule 13D, as amended.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended in its entirety as follows:

         (a) The Reporting Person is currently the beneficial owner of 0 shares of Common Stock.

         (b)      Not applicable.

         (c) On April 24, 1998, the Reporting Person gave 238,095 shares of Common Stock owned by him to a charitable trust (the "Trust") formed in accordance with Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. The transactions contemplated by the Merger Agreement were approved by the stockholders of the Company and were consummated, in each case, on April 30, 1998. Pursuant to the Merger Agreement, the Reporting Person chose to convert 2,014,178 shares of Common Stock beneficially owned by the Reporting Person in exchange for $21 per share in cash, and the Trust chose to convert 238,095 shares of Common Stock owned by it in exchange for $21 per share in cash.

         (d)      Not applicable.

         (e) On April 30, 1998, the Reporting Person ceased to be the beneficial owner of more than five percent of Common Stock.




                                (Page 3 of 4 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


Date: June 4, 1998


                                            /s/ Peter J. Kleinknecht
                                                ------------------------
                                                Peter J. Kleinknecht


                                (Page 4 of 4 Pages)